UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Community Financial Shares, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

20366P100

(CUSIP Number)

December 21, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.20366P100

(1)	Name of reporting persons Ithan Creek Master Investment Partnership (Cayman) II L.P.
(2)	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 367,870(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 367,870(1)
(9)	Aggregate amount beneficially owned by each reporting person 367,870(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2%(2)
(12)	Type of reporting person (See Instructions) PN

(1)	Represents (i) 364,200 shares of common stock issuable upon conversion of shares of the Issuer’s Series C Convertible Noncumulative Perpetual Preferred Stock ( “Series C Preferred Stock ”) and (ii) 3,670 shares of common stock issuable upon conversion of shares of the Issuer’s Series D Convertible Noncumulative Perpetual Preferred Stock ( “Series D Preferred Stock ”).

(2)	Based on 5,560,567 shares of common stock issued and outstanding as of December 21, 2012 plus 367,870 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and Series D Preferred Stock.

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CUSIP No.20366P100

(1)	Name of reporting persons Ithan Creek Investors II USB, LLC
(2)	Check the appropriate box if a member of a group (See Instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power 367,870(1)
(7) Sole dispositive power 0
(8) Shared dispositive power 367,870(1)
(9)	Aggregate amount beneficially owned by each reporting person 367,870(1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (See Instructions) ☐
(11)	Percent of class represented by amount in Row (9) 6.2%(2)
(12)	Type of reporting person (See Instructions) OO

(1)	Represents (i) 364,200 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and (ii) 3,670 shares of common stock issuable upon conversion of shares of Series D Preferred Stock.

(2)	Based on 5,560,567 shares of common stock issued and outstanding as of December 21, 2012 plus 367,870 shares of common stock issuable upon conversion of shares of Series C Preferred Stock and Series D Preferred Stock.

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SCHEDULE 13G

Item 1(a)	Name of Issuer.

Community Financial Shares, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

357 Roosevelt Road
Glen Ellyn, Illinois 60137

Item 2(a)	Name of Person Filing

This schedule is filed by Ithan Creek Investors II USB, LLC (“Ithan II LLC”), a Delaware limited liability company, and Ithan Creek Master Investment Partnership (Cayman) II L.P. (“Ithan II LP”), a Cayman Islands limited partnership and sole member and manager of Ithan II LLC.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

c/o Wellington Management Company, LLP
280 Congress Street
Boston, MA 02210

Item 2(c)	Citizenship or Place of Organization.

Ithan II LLC - Delaware

Ithan II LP - Cayman Islands

Item 2(d)	Title of Class of Securities.

Common stock, no par value per share, of the Issuer (the “Common Stock”)

Item 2(e)	CUSIP Number.

20366P100

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Item 3	Reporting Person.
If this statement is filed pusuant to §240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐ An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount Beneficially Owned:

Ithan II LLC and Ithan II LP each may be deemed to beneficially own 367,870 shares of Common Stock. The foregoing excludes 118,530 shares of Common Stock issuable upon conversion of shares of Series D Preferred Stock held by Ithan II LLC because the Series D Preferred Stock provides that a holder thereof does not have the right to convert the Series D Preferred Stock into Series C Preferred Stock to the extent that such conversion would result in a holder, together with its affiliates, owning or controlling in the aggregate more than a 9.99% voting ownership interest in the Issuer, excluding for the purpose of this calculation any reduction in ownership resulting from transfers by such holder and its affiliates of voting securities of the Issuer (the “Ownership Limitation”). Without the Ownership Limitation, Ithan II LLC and Ithan II LP each would be deemed to beneficially own 486,400 shares of Common Stock.

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(b) Percent of Class:

6.2%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:   0   .

(ii) Shared power to vote or to direct the vote:   367,870   .

(iii) Sole power to dispose or to direct the disposition of:   0   .

(iv) Shared power to dispose or to direct the disposition of:   367,870   .

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities except (i) Wellington Hedge Management, LLC, the managing general partner of Ithan II LP (“WHML”), (ii) Wellington Management Investment, Inc., the managing member of WHML (“WMI”), and (iii) Wellington Management Company, LLP (“Wellington Management”), the sole stockholder of WMI and an investment adviser to Ithan II LP and Ithan II LLC. Wellington Management, WMI and WHML are filing a separate Schedule 13G relating to such securities.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8	Identification and Classification of Members of the Group.

Not applicable.

Item 9	Notice of Dissolution of Group.

Not applicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 25, 2013

ITHAN CREEK MASTER INVESTMENT
PARTNERSHIP (CAYMAN) II L.P.

By: Wellington Hedge Management, LLC,
        Its Managing General Partner

By:        /s/Gregory D. Konzal
Name:   Gregory D. Konzal
Title:     Vice President

ITHAN CREEK INVESTORS II USB, LLC

By:        /s/Gregory D. Konzal
Name:   Gregory D. Konzal
Title:     Authorized Person

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JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (the “Schedule 13G”) with respect to the common stock of Community Financial Shares, Inc. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate. It is understood and agreed that the joint filing of the Schedule 13G shall not be construed as an admission that the persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

Dated: January 25, 2013

ITHAN CREEK MASTER INVESTMENT
PARTNERSHIP (CAYMAN) II L.P.

By: Wellington Hedge Management, LLC,
        Its Managing General Partner

By:        /s/Gregory D. Konzal
Name:   Gregory D. Konzal
Title:     Vice President

ITHAN CREEK INVESTORS II USB, LLC

By:        /s/Gregory D. Konzal
Name:   Gregory D. Konzal
Title:     Authorized Person